IRONBRIDGE MORTGAGE FUND

THIRD QUARTER 2020 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the third quarter, the Company experienced no material financial impact from the COVID-19 pandemic and related stay-at-home orders. Our borrowers continued to successfully buy, fix and sell properties despite a 40% year-over-year decline in pending home sales following the COVID-19 stay-at-home orders in April. Our observation during the third quarter was that home buyer demand returned to pre-COVID-19 levels but inventory of homes for sale remained low as many homeowners were hesitant to list their homes for sale. Because our borrowers do not occupy their properties they generally had no problem securing buyers and selling their properties quickly, which resulted in an increased amount of loan payoffs. The Company was able to maintain average loan portfolio size by increasing its borrower marketing, gaining additional high-quality borrowers. The general decline in market interest rates and the negligible impact of COVID-19 on the residential real estate market during 2020 is driving renewed pricing competition in the private lending industry. In response, the Company announced that it will be lowering the interest rate on its Senior Notes from 6% to 5% and on Junior Notes from 7% to 6%. We remain focused on our risk mitigation strategy: (1) new loans require borrowers to pre-pay interest; (2) new loans are being made at lower loan-to-value ratios; (3) we continue lending to only the highest quality borrowers; (4) we continue lending only in non-judicial states, which we believe to be less risky than judicial states; and (5) we are lending only on lower risk projects (less complex scope of work, existing occupancy permits, resale prices in the liquid segments of each real estate sub-market). The Company increased its provision for loan losses during the third quarter by over $219,008 and took a $408,464 charge off related to a legacy REO asset, which decreased its allowance for loan losses to $1.4 million (1.7% of unpaid principal balance). Rental Property tenants are all government subsidized. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, with no material change.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 65%, paid off loans (actual) 63% vs paid off loans (estimate) 68%.
- **Cumulative "As-Is" LTV:** Bank Borrowings 14%, Senior Notes 35%, Junior Notes 55%, Equity 73%.
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 7.2x, Senior Notes 2.9x, Junior Notes 1.8x, Equity 1.4x.
- **Cumulative Interest Coverage:** Bank Borrowings 15.2x, Senior Notes 5.5x, Junior Notes 3.2x.

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $570,618, up 2.6% quarter/quarter, down 11.0% year/year.
- **Net Interest Margin:** 7.722%, flat quarter/quarter, down 5 basis points year/year.
- **Net Interest Rate Spread:** 6.571%, down 22 basis points quarter/quarter, down 22 basis points year/year.
- **Interest Income:** $2,558,332, down 4.7% quarter/quarter, down 4.4% year/year.
- **Interest Expense:** $1,003,075, down 5.6% quarter/quarter, down 7.5% year/year.
- **Net Interest Income:** $1,555,257, down 4.1% quarter/quarter, down 2.3% year/year.

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $89.4 million, down 0.6% quarter/quarter, down 8.5% year/year.
- **Loans Receivable, Net:** $78.7 million, up 0.7% quarter/quarter, down 9.3% year/year.
- **Equity:** $21.7 million (24.3% of total assets), up 1.5% quarter/quarter, up 5.2% year/year.
- **Junior Notes:** $24.1 million (26.9% of total assets), up 2.6% quarter/quarter, down 1.3% year/year.
- **Senior Notes:** $24.7 million (27.7% of total assets), down 0.6% quarter/quarter, up 37.0% year/year.
- **Bank Borrowings:** $16.4 million (18.4% of total assets), down 11.0% quarter/quarter, down 51.1% year/year.

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $1,399,781 (1.7% of UPB). $219,071 in provisions added. $408,464 charged off.
- **Delinquent Loans:** 1 new loan became delinquent. 1 Delinquent Loan paid off, and no Delinquent Loans were cured. Total Delinquent Loans $2,698,228 or 3.3% of UPB, comprised of 3 accruing loans (3.3% of UPB).
- **REO Assets:** No new REO assets acquired. 1 REO asset sold. No REO assets converted to Rental Properties. Total REO assets $1.8 million (1 property).
- **Rental Properties:** No new REO asset converted to Rental Properties. Total Rental Properties $7.0 million (4 properties).

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area using Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan funds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company can continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value	As of or for the Three Months Ended September 30,		As of or for the Year Ended December 31,	
	2020	2019	2019	2018
Loan to value - active loans, end of period				
Unpaid principal balance	$ 80,686,606	$ 88,484,550	$ 89,805,878	$ 68,590,539
Undisbursed construction loan balance (1)	9,918,419	10,622,926	9,902,260	9,491,811
Estimated "after-repair" value (2)	140,362,000	150,983,600	155,001,000	118,625,000
Estimated "after-repair" loan-to-value (3)	65%	66%	64%	66%
Loan to value - properties sold retail, during period				
Principal balance	$ 27,194,998	$ 17,220,565	$ 81,916,818	$ 85,119,195
Actual sale price	43,384,929	28,500,531	129,823,381	134,685,603
Actual loan-to-sale price (4)	63%	60%	63%	63%
Original "after-repair" loan-to-value estimate	68%	63%	67%	66%
Number of loans	84	63	255	284
Loans refinanced or properties sold wholesale, during period				
Unpaid principal balance	$ 9,145,764	$ 6,095,712	$ 20,922,051	$ 16,035,210
Number of loans	26	16	71	61

(1) Undisbursed construction loan balance is comprised of construction funds that have been approved but not yet disbursed. Once disbursed, the construction funds are added to the unpaid principal balance.

(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.

(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the undisbursed construction loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.

(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for construction until those proceeds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these funds as an undisbursed construction loan balance. The Company's undisbursed construction loan balance as of September 30, 2020 was $9.9 million compared to $10.6 million as of September 30, 2019. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of September 30, 2020, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 65%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended September 30, 2020 was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 68% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 5 percentage points more conservative than the actual sale prices, on average.

This compares to September 30, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 66%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the quarter ended September 30, 2019 was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 63% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the quarter was 3 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2019 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 64%. By comparison, during the year ended December 31, 2019 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 4 percentage points more conservative than the actual sale prices, on average.

This compares to December 31, 2018 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 66%. By comparison, during the year ended December 31, 2018 the weighted average loan-to-sales price of paid off Portfolio Loans was 63%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for those loans that paid off during the year was 3 percentage points more conservative than the actual sale prices, on average.

It is important to point out that our "after-repair" loan to value estimates are calculated at the time the loans are made and are based on comparable sold properties available at that time and assume no future price appreciation. If the real estate market appreciates during the life of the loan, our borrowers may sell their properties at higher prices than originally estimated, resulting in a lower loan-to-sales price percentage. Similarly, if real estate prices depreciate during the life of the loan, our borrowers may sell their properties at lower prices than originally estimated, resulting in a higher loan-to sale price percentage. The Company monitors these trends and adjusts its valuation methodology accordingly.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed at period end and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral at period end. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) is more conservative than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all four tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value	As of the Three Months Ended September 30,		As of or for the Year Ended December 31,	
	2020	2019	2019	2018
Estimated value added through construction improvements				
Estimated "after-repair" value	$ 140,362,000	$ 150,983,600	$ 155,001,000	$ 118,625,000
Real estate purchase price	85,455,319	90,401,103	94,713,728	69,906,529
Total estimated value add	$ 54,906,681	$ 60,582,497	$ 60,287,272	$ 48,718,471
Estimated percentage completion of capital improvements				
Construction loan commitments	$ 18,138,724	$ 21,320,592	$ 20,149,903	$ 18,414,620
Undisbursed construction loan balance	9,918,419	10,622,926	9,902,260	9,491,811
Disbursed construction loan funds	8,220,305	10,697,666	10,247,643	8,922,809
Percentage completion	45%	50%	51%	48%
Real estate value added based on percentage completion	24,883,209	30,397,435	30,660,318	23,606,548
Real estate purchase price	85,455,319	90,401,103	94,713,728	69,906,529
Estimated "as-is" real estate value securing loan portfolio	110,338,528	120,798,538	125,374,046	93,513,077
Book value of rental property	6,972,937	7,096,340	7,111,371	6,414,813
Book value of real estate owned (REO), held for sale	1,839,487	2,340,802	1,776,281	3,315,361
Estimated "as-is" real estate collateral value securing investment programs	**$119,150,952**	**$130,235,680**	**$134,261,698**	**$103,243,251**
Capital structure and investment programs				
Bank Borrowings	$ 16,527,169	$ 33,570,410	$ 30,548,052	$ 20,858,384
Senior Notes	24,716,383	18,045,900	20,914,989	8,066,007
Senior Notes, cumulative	41,243,552	51,616,310	51,463,041	28,924,391
Junior Notes	24,066,270	24,394,658	24,924,078	28,386,836
Junior Notes, cumulative	$ 65,309,822	$ 76,010,968	$ 76,387,119	$ 57,311,227
Equity Program	21,715,312	20,639,719	21,183,026	20,324,112
Equity Program, cumulative	$ 87,025,134	$ 96,650,687	$ 97,570,145	$ 77,635,339
Capital structure loan-to-value based on "as-is" valuation of real estate collateral				
Bank Borrowings	14%	26%	23%	20%
Senior Notes, cumulative	35%	40%	38%	28%
Junior Notes, cumulative	55%	58%	57%	56%
Equity Program, cumulative	73%	74%	73%	75%
Capital structure asset coverage based on "as-is" valuation of real estate collateral				
Bank Borrowings	7.2 x	3.9 x	4.4 x	4.9 x
Senior Notes, cumulative	2.9 x	2.5 x	2.6 x	3.6 x
Junior Notes, cumulative	1.8 x	1.7 x	1.8 x	1.8 x
Equity Program, cumulative	1.4 x	1.3 x	1.4 x	1.3 x

As of September 30, 2020, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $140.4 million, and the real estate purchase price was $85.5 million, resulting in an estimated $54.9 million in total value add to the real estate projects. Total construction loan commitments were $18.1 million and construction funds disbursed were $9.9 million, resulting in an estimated percentage completion of 45%. Multiplying the estimated total value add of $54.9 million by the estimated project completion of 45% equaled an estimated $24.9 million of incremental real estate value added based on percentage completion. Adding $24.9 million of incremental real estate value added to the real estate purchase price of $85.5 million provided an estimated "as-is" loan portfolio real estate collateral value of $110.3 million. When combined with an estimated $7.0 million in rental property and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $119.1 million as of September 30, 2020.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($119.1 million as of September 30, 2020). As of September 30, 2020, the loan-to-value of Bank Borrowings equaled 14% or $16.5 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $119.1 million; Cumulative loan-to-value of Senior Notes equaled 35% or $41.2 million (the sum of $24.7 million in Senior Notes, plus $16.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $119.1 million, and; Cumulative loan-to-value of Junior Notes equaled 55% or $65.3 million (the sum of $24.1 million in Junior Notes, plus $24.7 million in Senior Notes, plus $16.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $119.1 million, and; Cumulative loan-to-value of equity equaled 73% or $87.0 million (the sum of $21.7 million in equity, plus $24.1 million in Junior Notes, plus $24.7 million in Senior Notes, plus $16.5 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $119.1 million.

Loan-to-value for Bank Borrowings saw a significant decrease year-over-year, reflecting a decrease in Bank Borrowings from 34.4% to 18.4% of total assets, as the Company paid down its line of credit as a result of strong real estate end-buyer demand that led to an unexpected increase in loan payoffs during the quarter. Cumulative loan-to-value for Senior Notes decreased year-over-year, reflecting the decrease in Bank Borrowings more than offsetting the increase in Senior Notes from 18.5% to 27.7% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes decreased modestly year-over-year primarily reflecting the decrease in Bank Borrowings, increase in Senior Notes and increase in Junior Notes from 25.0% to 26.9% of total assets.

Cumulative Asset Coverage is the estimated "as-is" real estate collateral value ($119.1 million as of September 30, 2020) divided by the debt or equity and any senior debt. As of September 30, 2020, Bank Borrowings equaled 7.2 times or $119.1 million in estimated "as-is" real estate collateral value divided by $16.5 million in Bank Borrowings; Senior Notes equaled 2.9 times or $119.1 million in estimated "as-is" real estate collateral value divided by $41.2 million (the sum of $24.7 million in Senior Notes, plus $16.5 million in Bank Borrowings); Junior Notes equaled 1.8 times or $119.1 million in estimated "as-is" real estate collateral value divided by $65.3 million (the sum of $24.1 million in Junior Notes, plus $24.7 million in Senior Notes, plus $16.5 million in Bank Borrowings), and; Equity equaled 1.4 times or $119.1 million in estimated "as-is" real estate collateral value divided by $87.0 million (the sum of $21.7 million in equity, plus $24.1 million in Junior Notes, plus $24.7 million in Senior Notes, plus $16.5 million in Bank Borrowings).

Asset coverage for Bank Borrowings saw a significant increase year-over-year, reflecting a decrease in Bank Borrowings from 34.4% to 18.4% of total assets, as the Company paid down its line of credit as a result of strong real estate end-buyer demand which led to an unexpected increase in loan payoffs during the quarter. Cumulative asset coverage for Senior Notes also increased year-over-year, reflecting the decrease in Bank Borrowings more than offsetting the increase in Senior Notes from 18.5% to 27.7% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes increased modestly year-over-year primarily reflecting the decrease in Bank Borrowings, increase in Senior Notes and increase in Junior Notes from 25.0% to 26.9% of total assets.

By comparison, as of September 30, 2019 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $151.0 million, and the real estate purchase price was $90.4 million, resulting in an estimated $60.6 million in total value add to the real estate projects. Total construction loan commitments were $21.3 million and construction funds disbursed were $10.6 million, resulting in an estimated percentage completion of 50%. Multiplying the estimated total value add of $60.6 million by the estimated project completion of 50% equaled an estimated $30.4 million of incremental real estate value added based on percentage completion. Adding $30.4 million of incremental real estate value added to the real estate purchase price of $90.4 million provided an estimated "as-is" loan portfolio

real estate collateral value of $120.8 million. When combined with an estimated $7.1 million in rental property and $2.3 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $130.2 million as of September 30, 2019.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($130.2 million as of September 30, 2019). As of September 30, 2019, the loan-to-value of Bank Borrowings equaled 26% or $33.6 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $130.2 million; Cumulative loan-to-value of Senior Notes equaled 40% or $51.6 million (the sum of $18.0 million in Senior Notes, plus $33.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $130.2 million, and; Cumulative loan-to-value of Junior Notes equaled 58% or $76.0 million (the sum of $24.4 million in Junior Notes, plus $18.0 million in Senior Notes, plus $33.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $130.2 million, and; Cumulative loan-to-value of equity equaled 74% or $96.6 million (the sum of $20.6 million in equity, plus $24.4 million in Junior Notes, plus $18.0 million in Senior Notes, plus $33.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $130.2 million.

Cumulative Asset Coverage is the estimated "as-is" real estate collateral value ($130.2 million as of September 30, 2019) divided by the debt or equity and any senior debt. As of September 30, 2019, Bank Borrowings equaled 3.9 times or $130.2 million in estimated "as-is" real estate collateral value divided by $33.6 million in Bank Borrowings; Senior Notes equaled 2.5 times or $130.2 million in estimated "as-is" real estate collateral value divided by $51.6 million (the sum of $18.0 million in Senior Notes, plus $33.6 million in Bank Borrowings); Junior Notes equaled 1.7 times or $130.2 million in estimated "as-is" real estate collateral value divided by $76.0 million (the sum of $24.4 million in Junior Notes, plus $18.0 million in Senior Notes, plus $33.6 million in Bank Borrowings), and; Equity equaled 1.3 times or $130.2 million in estimated "as-is" real estate collateral value divided by $96.6 million (the sum of $20.6 million in equity, plus $24.4 million in Junior Notes, plus $18.0 million in Senior Notes, plus $33.6 million in Bank Borrowings).

By comparison, as of December 31, 2019 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $155.0 million, and the real estate purchase price was $94.7 million, resulting in an estimated $60.3 million in total value add to the real estate projects. Total construction loan commitments were $20.1 million and construction funds disbursed were $10.2 million, resulting in an estimated percentage completion of 51%. Multiplying the estimated total value add of $60.3 million by the estimated project completion of 51% equaled an estimated $30.7 million of incremental real estate value added based on percentage completion. Adding $30.7 million of incremental real estate value added to the real estate purchase price of $94.7 million provided an estimated "as-is" loan portfolio real estate collateral value of $125.4 million. When combined with an estimated $7.1 million of rental property assets and $1.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $134.3 million as of December 31, 2019.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($134.3 million as of December 31, 2019). As of December 31, 2019, the loan-to-value of Bank Borrowings equaled 23% or $30.6 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $134.3 million; Cumulative loan-to-value of Senior Notes equaled 38% or $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million, and; Cumulative loan-to-value of Junior Notes equaled 57% or $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million, and; Cumulative loan-to-value of equity equaled 73% or $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $134.3 million.

Loan-to-value for Bank Borrowings saw a modest increase year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative loan-to-value for Senior Notes increased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative loan-to-value for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($134.3 million as of December 30, 2019) divided by the debt or equity and any senior debt. As of December 31, 2019, Bank Borrowings equaled 4.4 times or $134.3 million in estimated "as-is" real estate collateral value divided by $30.6 million in Bank Borrowings; Senior Notes equaled 2.6 times or $134.31 million in estimated "as-is" real estate collateral value divided by $51.5 million (the sum of $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings); Junior Notes equaled 1.8 times or $134.3 million in estimated "as-is" real estate collateral value divided by $76.4 million (the sum of $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings), and; Equity equaled 1.4 times or $134.3 million in estimated "as-is" real estate collateral value divided by $97.6 million (the sum of $21.2 million in equity, plus $24.9 million in Junior Notes, plus $20.9 million in Senior Notes, plus $30.6 million in Bank Borrowings).

Asset coverage for Bank Borrowings saw a modest decrease year-over-year, reflecting an increase in Bank Borrowings from 26.5% to 30.9% of total assets, as the Company borrowed on its line of credit to meet an increase in loan demand. Cumulative asset coverage for Senior Notes decreased year-over-year, reflecting the increase in Bank Borrowings and an increase in Senior Notes from 10.3% to 21.2% of total assets, as the Company continued to add new Senior Note investors. Cumulative asset coverage for Junior Notes saw almost no change year-over-year primarily reflecting the growth in Senior Notes more than offsetting the reduction in Junior Notes from 36.2% to 25.3% of total assets.

By comparison, as of December 31, 2018 the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $118.6 million, and the real estate purchase price was $69.9 million, resulting in an estimated $48.7 million in total value add to the real estate projects. Total construction loan commitments were $18.4 million and construction funds disbursed were $8.9 million, resulting in an estimated percentage completion of 48%. Multiplying the estimated total value add of $48.7 million by the estimated project completion of 48% equaled an estimated $23.6 million of incremental real estate value added based on percentage completion. Adding $23.6 million of incremental real estate value added to the real estate purchase price of $69.9 million provides an estimated "as-is" loan portfolio real estate collateral value of $93.5 million. When combined with an estimated $6.4 million in rental property and $3.3 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $103.2 million as of December 31, 2018.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate collateral value ($103.2 million as of December 31, 2018). As of December 31, 2018, the loan-to-value of Bank Borrowings equaled 20% or $20.9 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $103.2 million; Cumulative loan-to-value of Senior Notes equaled 28% or $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of Junior Notes equaled 56% or $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million, and; Cumulative loan-to-value of equity equaled 75% or $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $103.2 million.

Cumulative asset coverage is the estimated "as-is" real estate collateral value ($103.2 million as of December 31, 2018) divided by the debt or equity and any senior debt. As of December 31, 2018, Bank Borrowings equaled 4.9 times or $103.2 million in estimated "as-is" real estate collateral value divided by $20.8 million in Bank Borrowings; Senior Notes equaled 3.6 times or $103.2 million in estimated "as-is" real estate collateral value divided by $28.9 million (the sum of $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings); Junior Notes equaled 1.8 times or $103.2 million in estimated "as-is" real estate collateral value divided by $57.3 million (the sum of $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings), and; Equity equaled 1.3 times or $103.2 million in estimated "as-is" real estate collateral value divided by $77.6 million (the sum of $20.3 million in equity, plus $28.4 million in Junior Notes, plus $8.1 million in Senior Notes, plus $20.8 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months Ended September 30,		For the Year Ended December 31,	
	2020	2019	2019	2018
Interest income	$ 2,558,332	$ 2,676,435	$ 10,273,630	$ 10,180,734
Rental property Income	160,971	154,612	563,366	123,333
Other income	475,634	160,764	725,483	625,008
Total income	3,194,937	2,991,811	11,562,479	10,929,075
Interest expense – Bank Borrowings (1)	210,882	352,517	1,317,452	1,454,564
Interest expense – Senior Notes (2)	372,870	274,883	896,366	254,861
Interest expense – Junior Notes (3)	419,323	456,991	2,001,380	2,256,674
Total interest expense	$ 1,003,075	$ 1,084,391	$ 4,215,198	$ 3,966,099
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	15.2 x	8.5 x	8.8 x	7.5 x
Cumulative interest coverage - Senior Notes (2)	5.5 x	4.8 x	5.2 x	6.4 x
Cumulative interest coverage - Junior Notes (3)	3.2 x	2.8 x	2.7 x	2.8 x
Average portfolio leverage, during period	74.0%	76.7%	75.8%	73.3%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.

(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined. The Company began issuing Senior Notes on March 1, 2018.

(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the quarter ended September 30, 2020, the Company generated $3,194,937 in total income available to pay interest expense. With average portfolio leverage of 74.0%, the Company paid interest expense of $210,882 related to Bank Borrowings, $372,870 related to Senior Notes, and $419,323 related to Junior Notes. Total income was 15.2 times the amount necessary to pay interest expense related to Bank Borrowings, 5.5 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 3.2 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to a decrease in average Bank Borrowings relative to average total assets coupled with a reduction in the interest rate paid on the Company's Bank Borrowings. Cumulative interest coverage for Senior Notes increased year-over-year as the decline in interest expense related to Bank Borrowings more than offset the increase in interest expense on Senior Notes. Cumulative interest coverage for Junior Notes saw a modest increase year-over-year due to a decline in the interest rate paid on Junior Notes.

By comparison, during the quarter ended September 30, 2019 the Company generated $2,991,811 in total income available to pay interest expense. With average portfolio leverage of 76.7%, the Company paid interest expense of $352,517 related to Bank Borrowings, $274,883 related to Senior Notes, and $456,991 related to Junior Notes. Total income was 8.5 times the amount necessary to pay interest expense related to Bank Borrowings, 4.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

By comparison, during the year ended December 31, 2019 the Company generated $11,562,479 in total income available to pay interest expense. With average portfolio leverage of 75.8%, the Company paid interest expense of $1,317,452 related to Bank Borrowings, $896,366 related to Senior Notes, and $2,001,380 related to Junior Notes. Total income was 8.8 times the amount necessary to pay interest expense related to Bank Borrowings, 5.2 times the

amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.7 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined.

Interest coverage for Bank Borrowings increased year-over-year due to both a decrease in average Bank Borrowings relative to average total assets and a decrease in the interest rate paid on Bank Borrowings. Cumulative interest coverage for Senior Notes decreased year-over-year due primarily to the decrease in interest expense related to Bank Borrowings being more than offset by an increase in interest expense related to the issuance of additional Senior Notes. Cumulative interest coverage for Junior Notes saw no material change year-over-year due to the reduction in interest expense being offset by a modest increase in average portfolio leverage between periods.

By comparison, during the year ended December 31, 2018 the Company generated $10,929,075 in total income available to pay interest expense. With average portfolio leverage of 73.3%, the Company paid interest expense of $1,454,564 related to Bank Borrowings, $254,861 related to Senior Notes, and $2,256,674 related to Junior Notes. Total income was 7.5 times the amount necessary to pay interest expense related to Bank Borrowings, 6.4 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined. The Company began issuing Senior Notes on March 1, 2018.

Income Statement

Net Income. Net income was $570,618 for the quarter ended September 30, 2020, an increase of $14,344, or 2.6%, from $556,274 in the prior quarter, and a decrease of $70,584, or 11.0%, from $641,202 during the same quarter in the prior year.

The modest year-over-year decrease in net income was primarily attributable to the increase in interest income being more than offset by the increase in non-interest expenses, as the Company elected to significantly increase its provision-for-loan-losses expense during the quarter to account for potential future loan portfolio risk related to the COVID-19 pandemic. See "Provision for Loan Losses" below for additional details.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended September 30, 2020 was 7.722% compared to 7.724% and 7.771% for the quarters ended June 30, 2020 and September 30, 2019, respectively. Similarly, the net interest rate spread for the quarter ended September 30, 2020 was 6.571% compared to 6.789% and 6.793% for the quarters ended June 30, 2020 and September 30, 2019, respectively. See table below "Average Balances and Yields" for additional details.

The net interest margin and net interest rate spread were essentially flat year-over-year and quarter-over-quarter, reflecting a modest decline in the Company's blended yield earned on interest-earning assets being offset by a modest decline in the Company's blended yield paid on interest-bearing liabilities. See "Interest Income" and "Interest Expense" below for additional details.

Interest Income. For the quarter ended September 30, 2020, total interest income was $2,558,332, a decrease of $125,101, or 4.7%, from $2,683,433 during the prior quarter, and a decrease of $118,103, or 4.4%, from $2,676,435 during the same period in the prior year.

The Company's average interest-earning assets decreased by $4.4 million, or 5.1%, to $81.0 million during the quarter ended September 30, 2020, from an average of $85.4 million during the prior quarter. The yield earned on interest-earning assets decreased 8 basis points during the same period to 12.702% from 12.785%.

Average interest-earning assets decreased $271,170, or 0.3%, year-over-year to $81.0 million during the quarter, from an average of $81.3 million during the same quarter in the prior year. The yield earned on average interest-earning assets declined 36 basis points to 12.702% during the quarter from 13.065% during the same quarter in the prior year.

The decline in average interest earning assets quarter-over-quarter was primarily attributable to faster loan payoffs as a result of strong residential real estate resale activity. The decline in yield earned is a result of older, higher-yielding loans being replaced by newer loans made at lower interest rates. The decline in industry loan pricing that we

witnessed over the past 7 years seems to be at or near bottom. The recent decline in lender competition due to the COVID-19 pandemic has allowed the Company to gain high quality borrowers but not at higher loan prices. Iron Bridge decided in 2016 to lower its loan pricing to gain and retain higher quality borrowers to mitigate risk. We have been successful in this regard and plan to continue with this strategy.

The average daily balance of cash during the quarter ended September 30, 2020, was $752,921, compared to $451,421 and $691,726 for the quarters ended June 30, 2020 and September 30, 2019, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense decreased $59,048, or 5.6%, to $1,003,075 for the quarter ended September 30, 2020 from $1,062,123 during the prior quarter, and decreased $81,316, or 7.5%, from $1,084,391 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 6.131% during the quarter ended September 30, 2020, an increase of 14 basis points from 5.996% during the prior quarter, and a decrease of 14 basis points from 6.272% during the same quarter in the prior year.

Interest expense on the Company's Junior Notes was $419,323 for the quarter ended September 30, 2020, an increase of $9,953, or 2.4% from $409,370 during the prior quarter, and a decrease of $37,668, or 8.2%, from $456,991 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending September 30, 2020, June 30, 2020 and September 30, 2019 were 7.096%, 7.096% and 7.362%, respectively. As previously reported, starting in May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019. See "Junior Notes" below for additional details.

Interest expense on the Company's Senior Notes was $372,870 for the quarter ended September 30, 2020, an increase of $20,662, or 5.9%, from $352,208 during the prior quarter, and an increase of $97,987, or 35.6%, from $274,883 during the same quarter in the prior year. The average yields paid on Senior Notes for the quarters ending September 30, 2020, June 30, 2020 and September 30, 2019 were 6.081%, 6.083% and 5.998%, respectively. See "Senior Notes" below for additional details.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $210,882 during the quarter ended September 30, 2020, a decrease of $89,663, or 29.8%, from $300,545 during the prior quarter, and a decrease of $141,635, or 40.2%, from $352,517 for the same quarter in the prior year. The average interest rate paid on Bank Borrowings for the quarters ending September 30, 2020, June 30, 2020 and September 30, 2019 were 4.882%, 4.883%, and 5.423%, respectively.

The year-over-year decrease in interest rate paid on Bank Borrowings primarily reflects the decrease in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. The interest rate is set at the greater of 1-Month LIBOR plus 3.125% or 4.75%. Following a reduction in interest rates by the Federal Reserve during the first quarter of 2020, the interest rate paid on Bank Borrowings hit its floor of 4.75%. See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended September 30, 2020 was $1,555,257, a decrease of $66,053, or 4.1%, from $1,621,310 during the prior quarter, and a decrease of $36,787, or 2.3%, from $1,592,044 during the same quarter in the prior year.

The quarter-over-quarter decrease in net interest income was primarily attributable to a 22 basis point decrease in the net interest rate spread coupled with a 5.1% decrease in average interest-earning assets. The year-over-year decrease in net interest income resulted from a 22 basis point decrease in the net interest rate spread coupled with a 0.3% decline in average interest-earning assets.

Rental Property Income. Rental property income during the quarter ended September 30, 2020 was $160,971, a decrease of $4,247, or 2.6%, from $165,218 during the prior quarter, and an increase of $6,359, or 4.1%, from $154,612 during the same period of the prior year. The decrease in quarter-over-quarter rental property income reflected the inability to fill vacancies in Chicago because the Chicago Housing Authority suspended new placements and inspections as a result of COVID-19. Inspections slowly resumed at the end of the second quarter, but had not returned to pre-COVID-19 pace as of September 30, 2020. Year-over-year increase reflects completion of construction and subsequent lease up of additional units as they were converted from Real Estate Held for Sale to Rental Property. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Other Income. For the quarter ended September 30, 2020, other income was $475,634, an increase of $446,740, or 1546.1%, from $28,894 during the prior quarter, and an increase of $314,870, or 195.9%, from $160,764 during the

same period of the prior year. Other income generally includes late payment fees and default interest related to Non-Performing Loans, income from REO assets, and reversals in the allowance for loan losses used to offset losses on the sale of REO assets. We expect this income to vary between periods driven by the number of Non-Performing Loans, timing of Non-Performing Loan payoffs, collectability of default interest and late fees on Non-Performing Loans, and the profitability of REO asset sales.

The increase in other income year-over-year and quarter-over-quarter during the third quarter was primarily attributable to a reversal in the allowance for loan losses used to offset losses on the sale of an REO asset in Cook County, IL. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

Non-Interest Expense. For the quarter ended September 30, 2020, non-interest expense was $1,204,327, a decrease of $58,755, or 4.7%, from $1,263,082 during the prior quarter, and an increase of $53,462, or 4.6%, from $1,150,865 during the same period in the prior year.

The modest changes quarter-over-quarter and year-over-year in non-interest expense were primarily driven by an increase in the provision for loan losses expense, which also lowered the incentive fees paid to the Manager. The Company elected to significantly increase its provision-for-loan-losses expense during the quarter to account for potential future loan portfolio risk related to the COVID-19 pandemic.

Provision for Loan Losses. Based on our analysis of loan portfolio performance, portfolio growth, and potential market risk, the Company recorded a provision of $219,008 for the quarter ended September 30, 2020, a provision of $261,816 for the quarter ended June 30, 2020, and a provision of $165,430 for the quarter ended September 30, 2019. The allowance for loan losses was $1,399,781, or 1.7% of total unpaid principal balance (UPB) at September 30, 2020, compared to $1,589,237, or 2.0% of total UPB, at June 30, 2020, and as compared to $932,639, or 1.1% of total UPB, at September 30, 2019.

Total Delinquent Loans were $2,698,228, or 3.3% of the total UPB, at September 30, 2020 compared to $2,364,548, or 2.9% of total UPB, at June 30, 2020 and $1,911,879, or 2.2% of the total UPB at September 30, 2019. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at September 30, 2020, June 30, 2020 and September 30, 2019. See "Asset Quality" below for a discussion of Non-Performing Loans and REO assets.

It is important to point out that on average Delinquent Loans and Non-Performing Loans generate additional profits for the Company through the return of principal, accrued interest and additional late fees and default interest. Therefore, the percentage of Non-Performing Loans are not necessarily correlated to the amount of charge offs expected by the Company.

Franchise Fees and Income Taxes. Franchise fees for the quarter ended September 30, 2020 totaled $8,453, as compared to $597 during the prior quarter and $100 during the same quarter in the prior year. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets decreased $536,606, or 0.6%, to $89.4 million as of September 30, 2020 from $89.9 million at June 30, 2020, and decreased $8.3 million, or 8.5%, from $97.6 million at September 30, 2019.

Total assets were essentially flat quarter-over-quarter as the Company worked to match Portfolio Loan payoffs with new funding. The decline in total assets year-over-year was primarily attributable to strong real estate end-buyer demand, resulting in a higher than expected amount of Portfolio Loan payoffs in the quarter, which decreased net mortgage loans receivable to $78.7 million as of September 30, 2020 from $86.8 million as of September 30, 2019.

Equity. As of September 30, 2020, June 30, 2020 and September 30, 2019, the Company's equity balance was $21.7 million (24.3% of total assets), $21.4 million (23.8% of total assets), and $20.6 million (21.1% of total assets), respectively.

The line of credit loan covenants with Western Alliance Bank require the Company to maintain a minimum of $20 million of equity. The Company's Maximum Debt Covenant requires equity to be no less than 20% of total assets.

Bank Borrowings. As of September 30, 2020, June 30, 2020 and September 30, 2019, the net unpaid line of credit balance was $16.4 million (18.4% of total assets), $18.4 million (20.5% of total assets), and $33.6 million (34.4% of total assets), respectively.

For the quarters ending September 30, 2020, June 30, 2020 and September 30, 2019, the average line of credit balance and utilization during these periods was $17.4 million (43.4% utilization), $25.0 million (62.6% utilization), and $25.8 million (64.5% utilization), respectively. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

On February 24, 2020, the line of credit was extended to March 1, 2022. As of June 30, 2020, the interest rate on the line of credit reached its floor of 4.750%, which is the greater of 4.750% or 1-Month LIBOR plus 3.125%.

Senior Notes. The Securities and Exchange Commission qualified the Senior Secured Demand Notes offering ("Senior Notes") effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of September 30, 2020, Senior Notes were $24.7 million (27.7% of total assets) compared to $24.9 million (27.7% of total assets) as of June 30, 2020 and $18.0 million (18.5% of total assets) as of September 30, 2019. During the quarter, the Company announced that it will be lowering the interest rate on all Senior Notes from 6.0% to 5.5% on November 25, 2020 and anticipates reducing the interest rate again from 5.5% to 5.0% in February 2021. As of September 30, 2020, the interest rate on the Senior Notes was 6%.

Junior Notes. As of September 30, 2020, Junior Notes were $24.1 million (26.9% of total assets). This compares to $23.4 million (26.1% of total assets) as of June 30, 2020 and $24.4 million (25.0% of total assets) as of June 30, 2019. As previously reported, starting in May 2019 the Company began refinancing maturing Junior Notes from 8% to 7%, and all outstanding Junior Notes were refinanced by October 2019. Starting in October 2020, the Company began refinancing maturing Junior Notes from 7% to 6% and currently anticipate all Junior Notes being refinanced by March 2021. As of June 30, 2020, the interest rate on the Junior Notes was 7%.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

ROLL FORWARD ANALYSIS						
Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Jul-18	221	68,254,153	12,073,975	(6,616,944)	73,711,184	309
Aug-18	224	73,711,184	9,592,011	(9,383,156)	73,920,039	236
Sep-18	222	73,920,039	6,205,262	(3,845,607)	76,279,694	577
Oct-18	211	76,279,694	11,048,166	(12,069,861)	75,257,998	190
Nov-18	204	75,257,998	5,378,256	(9,043,524)	71,592,729	250
Dec-18	187	71,592,729	6,769,242	(9,771,432)	68,590,539	220
Total		834,515,221	109,858,712	(109,679,170)	Average # Days	228
Jan-19	191	68,590,539	6,080,321	(4,320,400)	70,350,460	476
Feb-19	191	70,350,460	10,040,486	(11,136,555)	69,254,391	190
Mar-19	191	69,254,391	8,983,361	(9,983,533)	68,254,220	208
Apr-19	191	68,254,220	6,846,469	(9,443,946)	65,656,743	217
May-19	199	65,656,743	11,138,381	(8,405,752)	68,389,372	234
Jun-19	205	68,389,372	11,813,492	(7,659,232)	72,543,633	268
Jul-19	229	72,543,633	15,158,077	(5,849,558)	81,852,152	372
Aug-19	237	81,852,152	10,651,305	(8,345,992)	84,157,464	294
Sep-19	246	84,157,464	13,296,197	(8,969,111)	88,484,550	281
Oct-19	247	88,484,550	10,280,040	(9,378,481)	89,386,110	283
Nov-19	251	89,386,110	8,883,185	(8,631,263)	89,638,032	311
Dec-19	251	89,638,032	13,115,768	(12,947,922)	89,805,878	208
Total		916,557,665	126,287,083	(105,071,744)	Average # Days	262
Jan-20	247	89,805,878	7,748,381	(12,157,961)	85,396,298	222
Feb-20	254	85,396,298	8,813,961	(8,730,654)	85,479,606	293
Mar-20	253	85,479,606	12,941,202	(11,104,564)	87,316,244	231
Apr-20	256	87,316,244	8,816,811	(7,639,845)	88,493,209	343
May-20	242	88,493,209	9,194,335	(15,357,101)	82,330,443	173
Jun-20	232	82,330,443	9,315,760	(11,369,759)	80,276,444	217
Jul-20	226	80,276,444	12,215,587	(16,043,839)	76,448,192	150
Aug-20	257	76,448,192	15,528,868	(7,540,724)	84,436,335	304
Sep-20	250	84,436,335	9,966,202	(13,715,931)	80,686,606	185
Total		759,982,649	94,541,108	(103,660,380)	Average # Days	220

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the nine months ended September 30, 2020, the principal balance of the Company's loan portfolio ranged from $76.5 million to $89.8 million, and the Company made principal advances of $94.5 million related to new or existing Portfolio Loans and received principal payments of $103.7 million related to Portfolio Loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 220 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw a balanced rate of principal advances and payments during the third quarter of 2020, reflecting stable loan demand and residential resale activity.

During the year ended December 31, 2019, the principal balance of the Company's loan portfolio ranged from $65.7 million to $89.8 million, and the Company made principal advances of $126.3 million related to new or existing

Portfolio Loans and received principal payments of $105.1 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 262 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

The Company saw no material change to the rate of principal payments during 2019. Principal advances increased during the second half of the year, as a result of increased borrower marketing and corresponding new loan origination. The monthly and yearly change in the average number of days for the Company's Portfolio Loans to pay off in full reflects the normal ebbs and flows of portfolio loan funding and payoffs with no discernable trends.

By comparison, for the year ended December 31, 2018, the principal balance of the Company's loan portfolio ranged from $63.0 million to $76.3 million, and the Company made principal advances of $109.9 million related to new or existing Portfolio Loans and received principal payments of $109.7 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 228 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

Asset Quality

Allowances for loan losses. As of September 30, 2020, the Company's allowance for loan losses balance was $1,399,781 or 1.7% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended September 30, 2020, the Company recognized a $219,071 provision-for-loan-losses expense and $408,464 in loan charge-offs. See "Delinquent Loans, REO Assets and Rental Properties" below for additional details.

By comparison, during the quarter ended June 30, 2020, the Company recognized a $261,816 provision-for-loan-losses expense and no loan charge-offs.

By comparison, the Company recognized a $165,430 provision-for-loan-losses expense and $115,253 in charge-offs during the quarter ended September 30, 2019.

The year-over-year increase in provision-for-loan-losses expense was a result of continued loan portfolio growth and the Company's decision to increase its provision-for-loan-losses expense in order to increase the associated allowance-for-loan losses on the balance sheet. The accrual rate of the provision-for-loan-losses expense was further increased during the nine months ended September 30, 2020 to account for potential future loan portfolio risk related to the COVID-19 pandemic. See "Provision for Loan Losses" above for additional details. As of September 30, 2020, the total amount of loans charged off by the Company since inception (April 2009) totaled $1,482,285, or 0.169% of total loans originated ($876,647,444).

Delinquent Loans, Real Estate Owned and Rental Properties. The following definitions are used when categorizing the Company's Delinquent, non-performing, Non-Accruing, Impaired and Real Estate Owned assets:

(1) ***Delinquent Loan:*** A loan with a monthly payment that is 30 days or more past due.
(2) ***Non-Performing Loan:*** A Delinquent Loan that is in the foreclosure process but still accruing interest.
(3) ***Non-Accruing Loan:*** A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
(4) ***Impaired Loan:*** A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired Loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired Loans are currently measured at lower of cost or fair value. Impaired Loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
(5) ***Real Estate Owned ("REO"):*** Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure that is held for sale.
(6) ***Rental Properties:*** Real estate that the Company holds for use.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as delinquent for the first 90 days and then to categorize the loan as non-performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days, or longer if the borrower files bankruptcy or contests the foreclosure judicially). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes non-performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Charged Off loans:

Delinquent Loans					
As of 9/30/2020	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Loan to Value	Accrual Status
Oakland, CA (Alameda)	1,280,040	42,977	1,600,000	83%	Non Performing
Oakland, CA (Alameda)	889,483	44,417	1,350,000	69%	Non Performing
Salt Lake City, UT (Salt Lake)(1)	528,705	8,589	1,250,000	43%	Non Performing
Total	2,698,228	95,983	4,200,000		

Paid Off Delinquent Loans					
During Q3 2020	Unpaid Principal Balance	Unpaid Accrued Interest	Additional Fees Collected (2)	Charge Off (3)	Date Paid Off
Arlingrton Heights, Illinois (Cook)	387,572	11,825	1,236	-	7/6/2020
Total	387,572	11,825	1,236	-	

(1) New delinquent loan.
(2) Additional fees collected are net of additional expenses incurred.
(3) Amounts charged off are charged off against the allowance for loan losses.

During the quarter ended September 30, 2020, 1 new loan became a Delinquent Loan, 1 Delinquent Loan paid off, no Delinquent Loans were cured and no Delinquent Loans were converted to REO assets. As of September 30, 2020, the Company had 3 Delinquent Loan totaling $2,698,228 (3.3% of total UPB), comprised of 3 accruing loans (3.3%) UPB.

While we are not concerned about the long-term financial impact of these Delinquent Loans on portfolio performance and do not view these loans as delinquent due to current economic conditions, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures.

The following table provides information associated with the Company's Real Estate Owned and Rental Properties:

Real Estate Owned Assets					
As of 9/30/2020	Cost Basis	REO Expense (during quarter)	REO Source	Acquisition Date	Exit Strategy
Oakland, California (Alameda)	1,839,487	11,562	Foreclosure	6/1/2018	Rehab and Sell
Total	1,839,487	11,562	-		

Sold Real Estate Owned Assets					
During Q3 2019	Cost Basis	Net Proceeds	Gain (Loss) on Sale	Acquisition Date	Sale Date
Chicago, Illinois (Cook)	1,385,844	977,380	(408,464)	1/16/2020	8/21/2020
Total	1,385,844	977,380	(408,464)		

Rental Properties					
As of 9/30/2020	Cost Basis (2)	Oper. Expense (during quarter)	Oper. Income (during quarter)	Acquisition Date	Date Converted to Held for Use
Chicago, Illinois (Cook)	2,878,835	28,309	77,093	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	3,353,816	37,364	68,362	5/13/2016	12/31/2018
Chicago, Illinois (Cook)	314,831	4,950	9,324	5/24/2016	12/31/2018
Chicago, Illinois (Cook)	425,455	6,987	10,439	9/7/2017	4/1/2019
Total	6,972,937	77,610	165,218		

(1) New REO asset.
(2) Cost basis of Rental Properties is net of accumulated depreciation.

During the quarter ended September 30, 2020, no new REO asset were acquired and 1 REO asset was sold. As of September 30, 2020, the Company had REO asset inventory of $1.8 million (2.1% of total assets) comprised of 1 property located in Alameda County, California.

As of September 30, 2020, the Company's Rental Properties were $7.0 million (7.8% of total assets) comprised of 4 properties including one 30-unit apartment building, one 33-unit building and two 3-unit buildings. A majority of the redevelopment costs for these projects have been capitalized. All four projects are currently leased or in the process of being leased.

Our analysis as of September 30, 2020 suggests that the valuation of the REO assets and Non-Accruing Loans will allow the Company to recover its invested capital without impairment charges. During the quarter, the Company began to evaluate the potential sale of its Rental Properties. We expect the aggregate drag on income from non-yielding REOs and Non-Accruing Loans to continue declining during 2020 as the Company leases Rental Properties and disposes of REO assets. All rental property tenants are government subsidized.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the real estate assets are carried at the lower of cost or fair value less estimated costs to sell. REO asset revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of September 30, 2020, the percentage of unpaid principal balance categorized by project type consisted of 83% Single Family Residential Rehab (226 loans), 6% Single Family Residential New Construction (15 loans), 4% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (2 loans), 5% Commercial (3 loans), and <1% Land Entitlements (2 loan).

By comparison, as of June 30, 2020, the percentage of unpaid principal balance categorized by project type consisted of 81% Single Family Residential Rehab (207 loans), 8% Single Family Residential New Construction (17 loans), 4% Multi-Family Residential Rehab (2 loans), 1% Multi-Family Residential New Construction (2 loans), 6% Commercial (3 loans), and <1% Land Entitlements (1 loan).

By comparison, as of September 30, 2019, the percentage of unpaid principal balance categorized by project type consisted of 79% Single Family Residential Rehab (211 loans), 14% Single Family Residential New Construction (31 loans), 2% Multi-Family Residential Rehab (2 loans) and 0% Multi-Family Residential New Construction (0 loans), and 5% Commercial (2 loans).

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi-family residential structures.

Geographical Distribution. As of September 30, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 50%, Colorado 6%, Georgia 1%, Maryland 1%, North Carolina 1%, Oregon 17%, Texas 8%, Utah 3%, Virginia 1%, and Washington 10%.

By comparison, as of June 30, 2020, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 49%, Colorado 7%, Georgia 1%, Illinois 1%, Indiana 1%, Maryland 1%, North Carolina 1%, Oregon 20%, Texas 4%, Utah 2%, Virginia 1%, and Washington 12%.

By comparison, as of September 30, 2019, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: Arizona 1%, California 49%, Colorado 10%, Florida 1%, Georgia 1%, Illinois 3%, Indiana 2%, Oregon 20%, South Carolina 2%, Texas 3%, Utah 2%, and Washington 6%.

The Company believes that the benefits of geographic diversity outweigh the risks associated with managing a wide geographic distribution of borrowers and real estate collateral. Specifically, the Company evaluates and adjusts its loan program offerings to borrowers in those states that offer better investment returns per unit of risk. Some of the variables evaluated by the Company in making the decision to expand or contract in a specific geographic market include the competitive pricing pressure from competing lenders, availability of borrower projects, the margins on those borrower projects and trends in regional economic activity. In addition, the Company believes that lending in non-judicial foreclosure states is less risky, generally, than lending in judicial foreclosure states because the amount of time and expense required to foreclose nonperforming loans in non-judicial states is less. As of September 30, 2020, June 30, 2020, September 30, 2019, the percentage of loan portfolio UPB secured by property located in non-judicial states was 99%, 97% and 94%, respectively.

Borrowers. As of September 30, 2020, the portfolio consisted of 250 active loans provided to 166 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 3.5% of the UPB while the top 3 borrowers represented 9.9% of the unpaid principal balance.

By comparison, as of June 30, 2020, the portfolio consisted of 232 active loans provided to 160 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 5.2% of the UPB while the top 3 borrowers represented 11.7% of the unpaid principal balance

By comparison, as of September 30, 2019, the portfolio consisted of 246 active loans provided to 162 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 7.4% of the UPB while the top 3 borrowers represented 15.2% of the unpaid principal balance.

Portfolio Age. As of September 30, 2020, the age distribution of the 250 active Portfolio Loans was as follows: 168 loans within 0-6 months (55% of the unpaid principal balance (UPB)), 32 loans within 6-9 months (12% of UPB), 17 loans within 9-12 months (8% of UPB) and 33 loans greater than 12 months (26% of UPB).

By comparison, as of June 30, 2020 the age distribution of the 232 active Portfolio Loans was as follows: 146 loans within 0-6 months (48% of the unpaid principal balance (UPB)), 30 loans within 6-9 months (11% of UPB), 26 loans within 9-12 months (14% of UPB) and 30 loans greater than 12 months (27% of UPB)).

By comparison, as of September 30, 2019 the age distribution of the 246 active Portfolio Loans was as follows: 172 loans within 0-6 months (59% of UPB), 32 loans within 6-9 months (17% UPB), 9 loans within 9-12 months (5% of UPB) and 33 loans greater than 12 months (19% of UPB).

Portfolio Turnover. During the quarter ended September 30, 2020, the Company originated 128 new Portfolio Loans and saw 110 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended June 30, 2020, the Company originated 94 new Portfolio Loans and saw 115 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on no loans during the quarter.

By comparison, during the quarter ended September 30, 2019 the Company originated 121 new Portfolio Loans and saw 79 Portfolio Loans pay off. In addition, the Company took no deeds in lieu of foreclosure, and foreclosed on 1 loan during the quarter.

As of September 30, 2020, the Company had originated 3,083 loans since inception (April 1, 2009) of which 2,833 had paid off including 44 loans that had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 250 active Portfolio Loans.

Loan Size. As of September 30, 2020, the average and median loan sizes were $322,746 and $226,429, down $23,273 and down $5,121 from the average and median loan sizes of $346,019 and $231,550 at June 30, 2020, and down $36,947 and down $23,782 from the average and median loan sizes of $359,693 and $250,211 at September 30, 2019, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making loans to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND

AVERAGE BALANCES AND YIELDS

	For the Three Months Ended								
	September 30, 2020			June 30, 2020			September 30, 2019		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 752,921	-	-	$ 451,421	-	-	$ 691,726	-	-
Portfolio loans	80,252,873	$ 2,558,332	12.821%	84,906,768	$ 2,683,433	12.852%	80,585,239	$ 2,676,435	13.177%
Total interest-earning assets	81,005,794	2,558,332	12.702%	85,358,189	2,683,433	12.785%	81,276,965	2,676,435	13.065%
Allowance for loan losses	(1,488,486)			(1,430,536)			(819,237)		
Non-interest earning assets (3)	9,426,045			10,183,877			8,946,788		
Total Assets	88,943,354			94,111,530			89,404,516		
Interest-bearing liabilities									
Junior Notes	23,765,970	419,323	7.096%	23,460,767	409,370	7.096%	24,625,873	456,991	7.362%
Senior Notes	24,659,954	372,870	6.081%	23,546,640	352,208	6.083%	18,182,925	274,883	5.998%
Bank Borrowings	17,372,457	210,882	4.882%	25,030,971	300,545	4.883%	25,787,738	352,517	5.423%
Total interest-bearing liabilities	65,798,381	1,003,075	6.131%	72,038,377	1,062,123	5.996%	68,596,536	1,084,391	6.272%
Non-interest bearing liabilities (4)	1,765,214			998,728			489,298		
Shareholders' equity	21,379,759			21,074,425			20,318,681		
Total liabilities and shareholders' equity	$ 88,943,354			$ 94,111,530			$ 89,404,516		
Net interest income		$ 1,555,257			$ 1,621,310			$ 1,592,044	
Net interest rate spread (5)			6.571%			6.789%			6.793%
Net interest margin (6)			7.722%			7.724%			7.771%
Ratio of interest-earning assets to interest bearing liabilities			1.23			1.18			1.18

IRON BRIDGE MORTGAGE FUND

BALANCE SHEET

	Dec 31, 2018	Mar 31, 2019	June 30, 2019	Sep 30, 2019	Dec 31, 2019	Mar 31, 2020	June 30, 2020	Sep 30, 2020
Assets								
Cash and cash equivalents	$ 588,576	$ 656,628	$ 538,533	$ 633,764	$ 880,205	$ 643,444	$ 721,249	$ 1,105,132
Mortgage interest receivable	705,950	694,492	623,057	726,897	811,812	767,435	748,074	730,014
Mortgage loans receivable, net	67,316,102	66,905,074	71,053,233	86,840,963	88,122,933	85,393,605	78,195,144	78,729,145
Real estate held for sale	3,315,361	2,876,573	2,161,624	2,340,802	1,776,281	3,280,820	3,210,162	1,839,487
Rental property, net	6,414,813	6,549,528	7,087,303	7,096,340	7,111,371	7,084,524	7,038,692	6,972,937
Total assets	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715
Liabilities								
Accounts payable and other accrued liabilities	$ 34,196	$ (8,954)	$ 20,172	$ 44,199	$ 76,918	$ 43,212	$ 124,458	$ 113,591
Servicer fees payable	181,531	177,072	176,796	211,718	230,750	219,517	203,026	209,745
Incentive fees payable	40,630	42,120	35,783	34,821	39,684	7,595	7,616	8,297
Interest payable	350,453	335,674	313,847	370,771	377,506	362,880	334,188	338,264
Notes payable - junior notes	28,386,836	28,836,841	24,746,610	24,394,658	24,924,078	24,212,349	23,446,138	24,066,270
Notes payable - senior notes	8,066,007	9,577,358	17,346,712	18,045,900	20,914,989	22,323,988	24,862,216	24,716,383
Line of credit, net	20,778,689	18,288,904	18,213,863	33,550,321	30,548,052	28,705,380	18,439,699	16,410,657
Deferred interest	178,348	197,974	196,801	346,659	407,599	269,528	1,106,146	1,798,196
Total liabilities	58,016,690	57,446,989	61,050,584	76,999,047	77,519,576	76,144,449	68,523,487	67,661,403
Members' equity	20,324,112	20,235,306	20,413,166	20,639,719	21,183,026	21,025,379	21,389,834	21,715,312
Total liabilities and members' equity	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,169,828	$ 89,913,321	$ 89,376,715

Footnotes

The amounts provided in the financial statements through December 31, 2019 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2020 have not been audited. Audited financial statements for the fiscal year 2019 will be available during the first quarter of 2021.

IRON BRIDGE MORTGAGE FUND

INCOME STATEMENT

	2018	Jan - Mar 19	Apr - Jun 19	Jul - Sep 19	Oct - Dec 19	2019	Jan - Mar 20	Apr - Jun 20	Jul - Sep 20
Revenues									
Mortgage interest income	$ 10,180,734	$ 2,379,060	$ 2,288,780	$ 2,676,435	$ 2,929,355	$ 10,273,630	$ 2,750,479	$ 2,683,433	$ 2,558,332
year / year %	-6.1%	0.9%	-6.9%	-0.2%	9.1%	0.9%	15.6%	17.2%	-4.4%
quarter / quarter %	na	-11.4%	-3.8%	16.9%	9.4%	na	-6.1%	-2.4%	-4.7%
Rental property income	123,333	104,353	132,380	154,612	172,021	563,366	179,597	165,218	160,971
year / year %	na	na	na	249.6%	185.3%	356.8%	72.1%	24.8%	4.1%
quarter / quarter %	na	73.1%	26.9%	16.8%	11.3%	na	4.4%	-8.0%	-2.6%
Other income	625,008	105,942	432,620	160,764	26,157	725,483	86,903	28,894	475,634
year / year %	-18.8%	-44.7%	186.6%	20.9%	-82.5%	16.1%	-18.0%	-93.3%	195.9%
quarter / quarter %	na	-29.2%	308.4%	-62.8%	-83.7%	na	232.2%	-66.8%	1546.1%
Total revenues	10,929,075	2,589,355	2,853,780	2,991,811	3,127,533	11,562,479	3,016,979	2,877,545	3,194,937
year / year %	-5.9%	1.2%	9.0%	4.6%	8.1%	5.8%	16.5%	0.8%	6.8%
quarter / quarter %	na	-10.5%	10.2%	4.8%	4.5%	na	-3.5%	-4.6%	11.0%
Operating expenses									
Interest expense	3,966,099	1,019,744	964,617	1,084,391	1,146,446	4,215,198	1,089,206	1,062,123	1,003,075
year / year %	-4.9%	14.3%	6.9%	2.4%	3.0%	6.3%	6.8%	10.1%	-7.5%
quarter / quarter %	na	-8.4%	-5.4%	12.4%	5.7%	na	-5.0%	-2.5%	-5.6%
Servicer fees	2,117,918	524,332	517,564	619,665	690,058	2,351,619	653,993	646,508	617,964
year / year %	-0.4%	5.1%	5.1%	11.0%	21.5%	11.0%	24.7%	24.9%	-0.3%
quarter / quarter %	na	-7.7%	-1.3%	19.7%	11.4%	na	-5.2%	-1.1%	-4.4%
Incentive fees	805,848	93,433	92,246	104,516	106,539	396,734	54,901	23,689	25,217
year / year %	-11.4%	-61.0%	-56.6%	-46.5%	-32.7%	-50.8%	-41.2%	-74.3%	-75.9%
quarter / quarter %	na	-41.0%	-1.3%	13.3%	1.9%	na	-48.5%	-56.9%	6.5%
Provision for losses on loans	90,275	30,000	414,485	165,430	166,467	776,382	281,754	261,816	219,008
year / year %	59.1%	na	na	372.7%	267.7%	760.0%	839.2%	na	32.4%
quarter / quarter %	na	-33.7%	na	-60.1%	0.6%	na	69.3%	na	-16.4%
Professional fees	405,165	69,466	73,747	67,183	57,958	268,354	57,296	54,511	62,673
year / year %	30.5%	-47.7%	-32.7%	-21.1%	-25.3%	-33.8%	-17.5%	-26.1%	-6.7%
quarter / quarter %	na	-10.5%	6.2%	-8.9%	-13.7%	na	-1.1%	-4.9%	15.0%
Real estate owned holding costs	221,778	83,672	85,872	91,146	176,047	436,737	189,119	150,691	167,053
year / year %	-33.6%	192.5%	89.9%	-0.4%	211.7%	96.9%	126.0%	75.5%	83.3%
quarter / quarter %	na	48.1%	2.6%	6.1%	93.1%	na	7.4%	-20.3%	10.9%
Other	420,329	155,995	102,103	102,925	126,678	487,701	94,976	125,867	112,412
year / year %	-28.6%	42.8%	-10.9%	1.1%	33.9%	16.0%	-39.1%	23.3%	9.2%
quarter / quarter %	na	64.8%	-34.5%	0.8%	23.1%	na	-25.0%	32.5%	-10.7%
Total operating expenses	8,027,412	1,976,642	2,250,634	2,235,256	2,470,193	8,932,725	2,421,245	2,325,205	2,207,402
year / year %	-5.5%	4.0%	19.3%	5.1%	16.9%	11.3%	22.5%	3.3%	-1.2%
quarter / quarter %	na	-6.5%	13.9%	-0.7%	10.5%	na	-2.0%	-4.0%	-5.1%
Operating Margin	26.5%	23.7%	21.1%	25.3%	21.0%	22.7%	19.7%	19.2%	30.9%
Other income (expense)									
Gain (loss) on sale of real estate owned	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)
Total other income (expense)	(12,160)	(14,548)	11,675	(115,253)	-	(118,126)	-	4,531	(408,464)
Income before income tax and LLC fees	2,889,503	598,165	614,821	641,302	657,340	2,511,628	595,734	556,871	579,071
Income tax and LLC fees	8,517	283	8,304	100	1,167	9,854	2,920	597	8,453
Net income	$ 2,880,986	$ 597,882	$ 606,517	$ 641,202	$ 656,173	$ 2,501,774	$ 592,814	$ 556,274	$ 570,618
year / year %	-0.6%	-20.9%	-16.1%	-11.4%	-3.3%	-13.2%	-0.8%	-8.3%	-11.0%
quarter / quarter %	na	-11.9%	1.4%	5.7%	2.3%	na	-9.7%	-6.2%	2.6%
Net Margin	26.4%	23.1%	21.3%	21.4%	21.0%	21.6%	19.6%	19.3%	17.9%

Footnotes

The amounts provided in the financial statements through December 31, 2019 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2020 have not been audited. Audited financial statements for the fiscal year 2020 will be available during the first quarter of 2021.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Total Assets	$ 68,896,057	$ 76,589,916	$ 84,945,760	$ 78,340,802	$ 77,682,295	$ 81,463,750	$ 97,638,766	$ 98,702,602	$ 97,317,053	$ 90,050,606	$ 89,493,227
Bank Borrowings (1)	$ 17,418,966	$ 23,743,771	$ 29,555,940	$ 20,778,689	$ 18,288,904	$ 18,213,863	$ 33,550,321	$ 30,548,052	$ 28,705,380	$ 18,439,699	$ 16,527,169
Senior Notes	$ 2,795,940	$ 4,058,859	$ 6,397,726	$ 8,066,007	$ 9,577,358	$ 17,346,712	$ 18,045,900	$ 20,914,989	$ 22,323,988	$ 24,862,216	$ 24,716,383
Junior Notes	$ 27,418,329	$ 27,783,080	$ 27,473,529	$ 28,386,836	$ 28,836,841	$ 24,746,610	$ 24,394,658	$ 24,924,078	$ 24,212,349	$ 23,446,138	$ 24,066,270
Equity	$ 20,556,065	$ 20,117,645	$ 20,649,174	$ 20,324,112	$ 20,235,306	$ 20,413,166	$ 20,639,719	$ 21,183,026	$ 21,025,379	$ 21,389,834	$ 21,715,312
Maximum Debt Covenant Calculation (2)	69.1%	72.6%	74.7%	73.1%	73.0%	74.0%	77.8%	77.4%	77.3%	74.1%	73.0%
PORTFOLIO YIELD	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Interest Coverage - Bank Borrowings	8.8 X	8.7 X	6.6 X	6.7 X	8.0 X	12.1 X	8.5 X	7.7 X	9.2 X	9.6 X	15.2 X
Cummulative Interest Coverage - Sr. Notes	8.4 X	7.5 X	5.6 X	5.3 X	5.7 X	6.7 X	4.8 X	4.4 X	4.6 X	4.4 X	5.5 X
Cummulative Interest Coverage - Jr. Notes	2.9 X	2.9 X	2.7 X	2.6 X	2.5 X	3.0 X	2.8 X	2.7 X	2.8 X	2.7 X	3.2 X
Average Portfolio Leverage (QTR)	71.5%	71.7%	74.3%	75.3%	74.1%	73.5%	76.7%	78.2%	77.3%	76.5%	74.0%
Weighted Average Portfolio Yield (QTR) (3)	14.236%	15.207%	14.804%	14.420%	13.856%	13.508%	13.177%	12.958%	12.876%	12.852%	12.821%
Weighted Average Yield - New Originations (QTR) (3)	15.427%	14.435%	14.446%	15.993%	13.142%	12.844%	12.252%	12.399%	12.013%	11.874%	12.248%
AVERAGE DAILY BALANCES	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Average Portfolio Loans (UPB) (QTR)	$ 66,229,012	$ 64,646,101	$ 72,656,095	$ 73,853,481	$ 69,634,093	$ 67,962,458	$ 80,585,239	$ 89,691,919	$ 85,914,791	$ 84,906,768	$ 83,470,851
Average Cash (QTR)	$ 659,855	$ 652,846	$ 657,952	$ 690,305	$ 626,928	$ 572,862	$ 691,726	$ 667,855	$ 743,704	$ 451,421	$ 753,811
Average Cash Utilization (QTR) (4)	99.0%	99.0%	99.1%	99.1%	99.1%	99.2%	99.1%	99.3%	99.1%	99.5%	99.1%
Average LOC Daily Balance	$ 20,791,811	$ 20,047,274	$ 27,738,454	$ 26,695,452	$ 20,904,896	$ 16,369,083	$ 25,787,738	$ 32,033,639	$ 26,885,603	$ 25,030,971	$ 19,927,368
Avg LOC Utilization	52.0%	50.1%	69.3%	66.7%	52.3%	40.9%	64.5%	80.1%	67.2%	62.6%	49.8%
PORTFOLIO TURNOVER	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Loans Originated (QTR)	70	101	70	67	69	95	121	106	104	94	128
Loans Paid Off (QTR)	86	95	67	97	65	80	79	101	100	115	110
New REO Assets / Deeds in Lieu	1	2	0	5	0	1	1	0	2	0	0
Portfolio Loans	215	219	222	187	191	205	246	251	253	232	250
Total Historical Payoffs	1,913	2,010	2,077	2,179	2,244	2,325	2,405	2,506	2,608	2,723	2,833
Total Historical Originations, #	2,128	2,229	2,299	2,366	2,435	2,530	2,651	2,757	2,861	2,955	3,083
Total Historical Originations, $	$ 569,066,601	$ 604,752,339	$ 632,623,586	$ 655,819,250	$ 680,923,418	$ 710,721,761	$ 749,827,339	$ 782,106,336	$ 811,609,881	$ 838,936,787	$ 876,647,444
LOAN SIZE (UPB)	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Portfolio Loans (UPB)	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606
Average Loan Size	$ 292,896	$ 311,663	$ 342,128	$ 366,794	$ 357,352	$ 353,871	$ 359,693	$ 357,792	$ 345,123	$ 346,019	$ 322,746
Median Loan Size	$ 207,000	$ 207,281	$ 247,125	$ 254,190	$ 236,637	$ 227,146	$ 250,211	$ 248,993	$ 227,200	$ 231,550	$ 226,429
TTM Average Loan Size	$ 291,428	$ 299,093	$ 310,390	$ 328,370	$ 344,484	$ 355,036	$ 359,428	$ 357,177	$ 354,120	$ 352,157	$ 342,920
$0-$100,000	39	38	30	20	18	21	27	29	26	24	26
$100,001-$200,000	64	69	59	50	57	58	67	71	80	66	82
$200,001-$300,000	42	38	42	39	39	49	52	47	50	64	67
$300,001-$500,000	36	36	42	33	36	39	51	54	53	44	40
$500,001-$1,000,000	25	29	39	35	33	29	37	39	32	22	25
$1,000,000-$1,500,000	9	7	8	8	5	5	7	7	7	7	5
$1,500,000-$2,000,000	0	1	1	1	1	2	3	1	1	1	2
$2,000,000-$2,500,000	0	0	0	0	1	1	1	2	2	1	2
$2,500,000-$3,000,000	0	1	1	1	1	1	1	1	2	3	1
$$3,000,00+	0	0	0	0	0	0	0	0	0	0	0

(1) Bank debt and total assets are net of line of credit origination fees.
(2) Maximum Debt Covenant may not exceed 80% and is calculated as the aggregate amount of debt provided by the Junior Notes, Senior Notes and Bank Borrowings divened by total assets.
(3) Weighted average portfolio yield equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).
(4) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

LOAN PERFORMANCE	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Performing Loans	203	213	214	183	188	201	242	246	252	229	247
New Delinquent Loans	5	0	3	2	1	4	1	2	0	2	1
Total Delinquent Loans	12	6	8	4	3	4	4	5	1	3	3
Total Historical Delinquent Loans	133	133	136	138	139	143	144	146	146	148	149
Performing Loans (UPB)	$ 57,123,411	$ 64,996,082	$ 73,406,766	$ 65,498,665	$ 65,484,342	$ 70,870,060	$ 86,572,671	$ 86,932,085	$ 86,929,287	$ 77,911,896	$ 77,988,378
Total Delinquent (UPB)	$ 5,849,226	$ 3,258,071	$ 2,872,928	$ 3,091,874	$ 2,769,878	$ 1,673,573	$ 1,911,879	$ 2,873,793	$ 386,957	$ 2,364,548	$ 2,698,228
Non-Performing Loans (UPB)	$ 1,953,870	$ 1,049,300	$ 294,146	$ 1,465,532	$ 1,489,984	$ 392,527	$ 505,484	$ 1,079,550	$ -	$ 1,976,976	$ 2,698,228
Non-Accruing Loans (UPB)	$ 3,895,356	$ 2,208,771	$ 2,578,782	$ 1,626,342	$ 1,279,894	$ 1,281,046	$ 1,406,395	$ 1,794,243	$ 386,957	$ 387,572	$ -
Provision for Loan Losses (QTR)	$ -	$ 10,000	$ 35,000	$ 45,275	$ 30,000	$ 414,485	$ 165,430	$ 166,466	$ 281,754	$ 261,816	$ 219,071
Loan Charge Offs (QTR)	$ -	$ -	$ (8,730)	$ (155,869)	$ (59,589)	$ (318,382)	$ (115,253)	$ (53,437)	$ -	$ -	$ (408,464)
Allowance for loan losses	$ 890,272	$ 900,272	$ 926,542	$ 815,947	$ 786,358	$ 882,461	$ 932,639	$ 1,045,668	$ 1,327,421	$ 1,589,237	$ 1,399,781
% UPB	1.4%	1.3%	1.2%	1.2%	1.2%	1.2%	1.1%	1.2%	1.5%	2.0%	1.7%
Total Historical Charge Offs vs Total Originations	0.064%	0.060%	0.059%	0.080%	0.086%	0.127%	0.136%	0.137%	0.132%	0.128%	0.169%
Loan Fee Income, Net (QTR)	$ 139,113	$ 116,493	$ 82,934	$ (16,260)	$ 32,028	$ 72,276	$ 17,533	$ (3,032)	$ 46,728	$ 1,362	$ 38,206
Delinquent Loan Detail											
Total Non-Performing Loans	4	1	2	2	2	3	2	2	0	2	3
Total Non-Accuring Loans	8	5	6	2	1	1	2	3	1	1	0
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)											
Performing	94.4%	97.3%	96.4%	97.9%	98.4%	98.0%	98.4%	98.0%	99.6%	98.7%	98.8%
Total Delinquent	5.6%	2.7%	3.6%	2.1%	1.6%	2.0%	1.6%	2.0%	0.4%	1.3%	1.2%
Non-Performing	1.9%	0.5%	0.9%	1.1%	1.0%	1.5%	0.8%	0.8%	0.0%	0.9%	1.2%
Non Accruing	3.7%	2.3%	2.7%	1.1%	0.5%	0.5%	0.8%	1.2%	0.4%	0.4%	0.0%
% of Total UPB											
Performing	90.7%	95.2%	96.2%	95.5%	95.9%	97.7%	97.8%	96.8%	99.6%	97.1%	96.7%
Total Delinquent	9.3%	4.8%	3.8%	4.5%	4.1%	2.3%	2.2%	3.2%	0.4%	2.9%	3.3%
Non-Performing	3.1%	1.5%	0.4%	2.1%	2.2%	0.5%	0.6%	1.2%	0.0%	2.5%	3.3%
Non Accruing	6.2%	3.2%	3.4%	2.4%	1.9%	1.8%	1.6%	2.0%	0.4%	0.5%	0.0%
% of Total Asset											
Performing	82.9%	84.9%	86.4%	83.6%	84.3%	87.0%	88.7%	88.1%	89.3%	86.5%	87.1%
Total Delinquent	8.5%	4.3%	3.4%	3.9%	3.6%	2.1%	2.0%	2.9%	0.4%	2.6%	3.0%
Non-Performing	2.8%	1.4%	0.3%	1.9%	1.9%	0.5%	0.5%	1.1%	0.0%	2.2%	3.0%
Non Accruing	5.7%	2.9%	3.0%	2.1%	1.6%	1.6%	1.4%	1.8%	0.4%	0.4%	0.0%

REO ASSETS	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
New REO Assets (QTR)	1	2	0	5	0	1	1	0	2	0	0
Sold REO Assets (QTR)	1	0	1	4	1	3	1	1	0	1	1
REO Assets Converted to Rental Properties	—	—	—	3	0	1	0	0	0	0	0
Total REO Assets (#)	7	9	8	6	5	2	2	1	3	2	1
Total REO Assets ($)	$ 5,672,235	$ 8,473,106	$ 8,853,754	$ 3,315,361	$ 2,876,573	$ 2,161,624	$ 2,340,802	$ 1,776,281	$ 3,280,820	$ 3,210,162	$ 1,839,487
% of Total Assets	8.2%	11.1%	10.4%	4.2%	3.7%	2.7%	2.4%	1.8%	3.4%	3.6%	2.1%
Total Historical REO Properties	33	35	35	40	40	41	42	42	44	44	44
Historical Foreclosures Reverted to Lender	23	24	24	27	27	28	29	29	31	31	31
Historical Deeds-in-Lieu of Foreclosure	10	11	11	13	13	13	13	13	13	13	13

RENTAL PROPERTIES	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
New Rental Properties (QTR)	—	—	—	3	0	1	0	0	0	0	0
Sold Rental Properties (QTR)	—	—	—	0	0	0	0	0	0	0	0
Total Rental Properties (#)	—	—	—	3	3	4	4	4	4	4	4
Total Rental Properties ($)	—	—	—	$ 6,414,813	$ 6,549,528	$ 7,087,303	$ 7,096,340	$ 7,111,371	$ 7,084,524	$ 7,038,692	$ 6,972,937
% of Total Assets	—	—	—	8.2%	8.4%	8.7%	7.3%	7.2%	7.3%	7.8%	7.8%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PORTFOLIO AGE	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
# of Loans											
00-06 months	120	138	135	107	114	143	172	176	168	146	168
06-09 months	28	31	25	34	25	18	32	28	46	30	32
09-12 months	18	17	23	11	23	12	9	19	12	26	17
12+ months	49	33	39	35	29	32	33	28	27	30	33
% of Total (# of Loans)											
00-06 months	56%	63%	61%	57%	60%	70%	70%	70%	66%	63%	67%
06-09 months	13%	14%	11%	18%	13%	9%	13%	11%	18%	13%	13%
09-12 months	8%	8%	10%	6%	12%	6%	4%	8%	5%	11%	7%
12+ months	23%	15%	18%	19%	15%	15%	13%	11%	11%	13%	13%
Unpaid Principal Balance											
00-06 months	$ 30,629,046	$ 43,117,221	$ 47,616,937	$ 34,548,794	$ 35,505,262	$ 45,872,055	$ 52,042,872	$ 53,167,479	$ 45,968,198	$ 38,348,257	$ 44,258,044
06-09 months	$ 8,942,245	$ 6,601,092	$ 8,476,165	$ 15,836,408	$ 10,301,916	$ 7,029,326	$ 15,097,863	$ 10,600,733	$ 16,566,596	$ 9,098,664	$ 9,361,350
09-12 months	$ 4,403,432	$ 4,543,049	$ 5,113,705	$ 5,863,478	$ 11,520,246	$ 6,227,050	$ 4,338,255	$ 9,784,634	$ 7,551,089	$ 11,018,243	$ 6,069,021
12+ months	$ 18,997,914	$ 13,992,791	$ 15,072,888	$ 12,341,859	$ 10,926,796	$ 13,415,202	$ 17,005,561	$ 16,253,032	$ 17,230,360	$ 21,811,280	$ 20,998,191
% of Total (UPB)											
00-06 months	49%	63%	62%	50%	52%	63%	59%	59%	53%	48%	55%
06-09 months	14%	10%	11%	23%	15%	10%	17%	12%	19%	11%	12%
09-12 months	7%	7%	7%	9%	17%	9%	5%	11%	9%	14%	8%
12+ months	30%	21%	20%	18%	16%	18%	19%	18%	20%	27%	26%

PORTFOLIO LTV	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Active Loans (UPB)											
Unpaid Principal Balance (UPB)	$ 62,972,637	$ 68,254,153	$ 76,279,694	$ 68,590,539	$ 68,254,220	$ 72,543,633	$ 88,484,550	$ 89,805,878	$ 87,316,244	$ 80,276,444	$ 80,686,606
Undispersed Construction Loan Balance (5)	$ 8,998,193	$ 10,324,467	$ 9,497,776	$ 9,491,811	$ 9,796,486	$ 10,183,256	$ 10,622,926	$ 9,902,260	$ 9,652,563	$ 8,826,235	$ 9,918,419
Est. After Repair Value (5)	$ 108,844,500	$ 120,603,500	$ 131,550,000	$ 118,625,000	$ 118,689,600	$ 127,174,600	$ 150,983,600	$ 155,001,000	$ 152,191,000	$ 137,713,000	$ 140,362,000
Loan-to-Value (Fully Funded) (6)	66%	65%	65%	66%	66%	65%	66%	64%	64%	65%	65%
Paid Off Loans (UPB) (QTR)											
Unpaid Principal Balance (UPB)	$ 25,126,048	$ 28,014,906	$ 18,486,721	$ 29,526,730	$ 23,960,981	$ 24,874,495	$ 23,316,276	$ 30,687,115	$ 29,373,809	$ 34,719,152	$ 36,340,762
Average Loan Size (UPB)	$ 292,163	$ 294,894	$ 275,921	$ 304,399	$ 368,630	$ 310,931	$ 295,143	$ 303,833	$ 293,738	$ 301,906	$ 330,371
Average Loan Size (UPB, Trailing 12 Months)	$ 264,068	$ 276,882	$ 285,009	$ 291,844	$ 310,961	$ 314,971	$ 319,776	$ 319,634	$ 300,911	$ 298,655	$ 307,462
Properties Sold - Retail (QTR) (7)											
Unpaid Principal Balance (UPB)	$ 22,500,289	$ 22,488,694	$ 16,153,215	$ 23,976,997	$ 18,915,694	$ 20,609,389	$ 17,220,565	$ 25,171,170	$ 23,035,904	$ 25,215,157	$ 27,194,998
Original "After Repair" Loan to Value	67%	66%	65%	66%	67%	68%	63%	67%	62%	63%	68%
Actual Sale Price	$ 36,168,289	$ 36,352,003	$ 24,890,858	$ 37,274,453	$ 30,007,600	$ 32,208,000	$ 28,500,531	$ 39,107,250	$ 37,289,950	$ 41,543,215	$ 43,384,929
Actual Loan-to-Sales Price (LTV)	62%	62%	65%	64%	63%	64%	60%	64%	62%	61%	63%
Properties Sold (# of Loans)	76	69	56	83	49	64	63	79	73	86	84
Refinanced Loans & Wholesaled Properties (QTR) (7)			67.00								
Unpaid Principal Balance (UPB)	$ 2,625,759	$ 5,526,212	$ 2,333,506	$ 5,549,733	$ 5,045,288	$ 4,265,106	$ 6,095,712	$ 5,515,946	$ 6,337,905	$ 9,503,995	$ 9,145,764
Loans Refinanced & Wholesaled (# of Loans)	10	26	11	14	16	17	16	22	27	29	26

BORROWER CONCENTRATION	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
Portfolio Borrowers	142	133	147	135	132	145	162	166	162	160	166
Avg. Loans / Borrower	1.5	1.6	1.5	1.4	1.4	1.4	1.5	1.5	1.6	1.5	1.5
Avg. % of Portfolio UPB per Borrower	0.7%	0.8%	0.7%	0.7%	0.8%	0.7%	0.6%	0.6%	0.6%	0.6%	0.6%
Top Borrower (% of UPB)	6.9%	6.8%	7.6%	8.3%	9.4%	8.7%	7.4%	6.5%	6.7%	5.2%	3.5%
Top 3 Borrowers (% of UPB)	13.9%	18.6%	16.1%	17.9%	19.8%	17.3%	15.2%	13.9%	13.5%	11.7%	9.9%

(5) Undispersed Construction Loan Balance is comprised of construction funds that have been approved but not yet dispersed.
(6) Estimated Loan-to-Value assumes all loans are fully funded and improvements to real estate have been completed. Value is based on After Repair Value (ARV).
(7) Prior to 2014, loans that were paid off through a refinance (property not sold) were included in paid off loans using our ARV quicksale estimate as the sales price. As of 1Q14, refinanced loans are broken out separately.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

PROJECT TYPE	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
# of Loans											
SFR - Rehab	179	193	194	165	165	176	211	220	224	207	226
SFR - New Construction	27	25	26	19	22	26	31	25	22	17	15
MFR - Rehab (8)	8	1	1	1	1	1	2	2	2	2	2
MFR - New Construction	0	0	1	2	2	1	0	0	1	2	2
Commercial	0	0	0	0	1	1	2	4	4	3	3
Land Entitlements	1	0	0	0	0	0	0	0	0	1	2
% of UPB											
SFR - Rehab	77%	83%	83%	84%	81%	80%	79%	81%	81%	81%	83%
SFR - New Construction	20%	15%	15%	13%	12%	14%	14%	11%	9%	8%	6%
MFR - Rehab	3%	2%	2%	2%	2%	1%	2%	2%	3%	4%	4%
MFR - New Construction	0%	0%	<1%	<1%	1%	1%	0%	0%	1%	1%	1%
Commerical	0%	0%	0%	0%	4%	3%	5%	6%	6%	6%	5%
Land Entitlements	<1%	0%	0%	0%	0%	0%	0%	0%	0%	<1%	<1%

COLLATERAL GEOGRAPHY	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
ARIZONA											
# of Active Loans (EOQ)	—	—	—	—	—	4	6	8	4	2	1
% of Total UPB	—	—	—	—	—	1%	1%	2%	1%	1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	1	2	5	4	2
% of Paid Off UPB	—	—	—	—	—	—	<1%	1%	4%	3%	1%
CALIFORNIA											
# of Active Loans	47	48	52	59	58	57	78	85	78	75	88
% of Total UPB	43%	46%	47%	53%	46%	44%	49%	50%	47%	49%	50%
# of Paid Off Loans (QTR)	16	22	18	20	18	24	22	25	29	37	31
% of Paid Off UPB	35%	42%	44%	35%	53%	44%	39%	38%	40%	43%	43%
COLORADO											
# of Active Loans	9	12	18	15	18	17	19	13	15	12	14
% of Total UPB	7%	7%	10%	9%	12%	11%	10%	8%	8%	7%	6%
# of Paid Off Loans (QTR)	3	3	1	6	3	5	5	11	3	8	5
% of Paid Off UPB	5%	5%	3%	9%	6%	9%	9%	13%	9%	10%	8%
CONNECTICUT											
# of Active Loans	—	2	1	1	1	—	—	—	—	—	—
% of Total UPB	—	<1%	<1%	<1%	<1%	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	1	—	—	1	—	—	—	—	—
% of Paid Off UPB	—	—	<1%	—	—	1%	—	—	—	—	—
FLORIDA											
# of Active Loans	3	4	4	3	3	1	2	2	1	—	1
% of Total UPB	1%	1%	2%	2%	1%	<1%	1%	1%	<1%	—	<1%
# of Paid Off Loans (QTR)	2	2	1	3	1	2	1	—	2	1	1
% of Paid Off UPB	1%	1%	<1%	2%	5%	1%	1%	—	2%	1%	1%
GEORGIA											
# of Active Loans	4	5	1	1	4	5	6	6	4	4	4
% of Total UPB	1%	1%	<1%	<1%	1%	1%	1%	1%	1%	1%	1%
# of Paid Off Loans (QTR)	—	1	4	1	—	2	1	3	5	1	1
% of Paid Off UPB	—	<1%	3%	<1%	—	1%	<1%	1%	2%	<1%	<1%
ILLINOIS											
# of Active Loans	46	41	40	23	16	12	8	6	4	3	2
% of Total UPB	12%	11%	9%	6%	5%	4%	3%	2%	1%	1%	<1%
# of Paid Off Loans (QTR)	16	19	7	15	7	4	4	2	—	1	2
% of Paid Off UPB	8%	10%	6%	7%	4%	2%	2%	3%	—	1%	1%

(8) Multi family residential is defined as consisting of 5 or more residential units. Prior to Q2:2018 multi-family loans incluc

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
INDIANA											
# of Active Loans	2	1	1	1	2	5	12	12	9	7	3
% of Total UPB	<1%	<1%	<1%	<1%	<1%	1%	2%	1%	1%	1%	<1%
# of Paid Off Loans (QTR)	1	2	—	1	1	—	1	3	5	2	4
% of Paid Off UPB	1%	1%	—	<1%	<1%	—	<1%	2%	2%	1%	2%
LOUISIANA											
# of Active Loans (EOQ)	—	—	1	2	1	1	—	—	—	—	—
% of Total UPB	—	—	<1%	1%	<1%	<1%	—	—	—	—	—
# of Paid Off Loans (QTR)	—	—	—	—	1	—	1	—	—	—	—
% of Paid Off UPB	—	—	—	—	<1%	—	1%	—	—	—	—
MASSACHUSETTS											
# of Active Loans	4	—	1	—	—	—	—	—	—	—	—
% of Total UPB	2%	—	<1%	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	—	5	—	1	—	—	—	—	—	—	—
% of Paid Off UPB	—	4%	—	1%	—	—	—	—	—	—	—
MISSOURI											
# of Active Loans	—	—	—	1	—	2	2	2	1	2	4
% of Total UPB	—	—	—	<1%	—	<1%	<1%	<1%	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	1	1	—	—	2	—	—
% of Paid Off UPB	—	—	—	—	<1%	<1%	—	—	1%	—	—
NEW JERSEY											
# of Active Loans	7	7	5	2	1	1	1	1	—	—	—
% of Total UPB	1%	1%	<1%	<1%	<1%	<1%	<1%	<1%	—	—	—
# of Paid Off Loans (QTR)	2	2	2	3	2	—	—	—	1	—	—
% of Paid Off UPB	1%	1%	1%	1%	1%	—	—	—	<1%	—	—
NEW MEXICO											
# of Active Loans	—	—	—	—	—	—	—	—	1	1	1
% of Total UPB	—	—	—	—	—	—	—	—	<1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	—	—	—	—	—	—	—	—	—	—	—
NORTH CAROLINA											
# of Active Loans	2	3	1	1	3	3	3	1	2	9	9
% of Total UPB	1%	1%	<1%	<1%	<1%	1%	<1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	—	—	2	1	—	—	—	2	2	1	4
% of Paid Off UPB	—	—	<1%	1%	—	—	—	1%	<1%	<1%	1%
OKLAHOMA											
# of Active Loans	—	—	—	—	—	—	—	—	—	—	—
% of Total UPB	—	—	—	—	—	—	—	—	—	—	—
# of Paid Off Loans (QTR)	1	—	—	—	—	—	—	—	—	—	—
% of Paid Off UPB	1%	—	—	—	—	—	—	—	—	—	—
OREGON											
# of Active Loans	51	50	47	39	43	45	50	58	58	48	41
% of Total UPB	22%	20%	18%	16%	22%	22%	20%	21%	21%	20%	17%
# of Paid Off Loans (QTR)	27	24	17	23	12	19	21	19	23	26	25
% of Paid Off UPB	32%	26%	27%	29%	15%	25%	29%	20%	26%	22%	22%
PENNSYLVANIA											
# of Active Loans	4	2	1	1	1	1	1	—	—	—	—
% of Total UPB	<1%	<1%	<1%	<1%	<1%	<1%	<1%	—	—	—	—
# of Paid Off Loans (QTR)	3	2	1	—	—	—	—	1	—	—	—
% of Paid Off UPB	1%	1%	<1%	—	—	—	—	1%	—	—	—

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

COLLATERAL GEOGRAPHY	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20	2Q20	3Q20
SOUTH CAROLINA											
# of Active Loans	4	5	6	5	6	4	4	3	1	1	—
% of Total UPB	<1%	1%	1%	2%	3%	2%	1%	1%	<1%	<1%	—
# of Paid Off Loans (QTR)	1	—	—	3	—	2	—	1	3	1	1
% of Paid Off UPB	<1%	—	—	1%	—	3%	—	<1%	3%	1%	1%
TENNESSEE											
# of Active Loans	2	2	2	2	2	1	1	2	3	1	1
% of Total UPB	<1%	<1%	<1%	1%	<1%	<1%	<1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	—	—	1	—	—	1	1	—	1	2	—
% of Paid Off UPB	—	—	<1%	—	—	1%	1%	—	1%	1%	—
TEXAS											
# of Active Loans	7	10	11	6	10	21	18	12	17	18	30
% of Total UPB	2%	3%	3%	1%	3%	5%	3%	2%	3%	4%	8%
# of Paid Off Loans (QTR)	2	1	2	7	4	5	11	13	6	10	13
% of Paid Off UPB	2%	1%	2%	5%	3%	3%	8%	7%	4%	4%	6%
UTAH											
# of Active Loans	—	—	—	—	1	2	6	5	6	6	12
% of Total UPB	—	—	—	—	1%	1%	2%	1%	2%	2%	3%
# of Paid Off Loans (QTR)	—	—	—	—	—	—	1	5	2	4	2
% of Paid Off UPB	—	—	—	—	—	—	1%	3%	1%	4%	1%
VIRGINIA											
# of Active Loans	3	2	1	1	1	2	3	4	7	6	6
% of Total UPB	<1%	1%	<1%	<1%	<1%	<1%	<1%	2%	1%	1%	1%
# of Paid Off Loans (QTR)	—	1	1	—	—	1	—	—	3	2	—
% of Paid Off UPB	—	1%	1%	—	—	1%	—	—	<1%	1%	—
WASHINGTON											
# of Active Loans	20	25	29	24	20	21	26	30	38	34	29
% of Total UPB	6%	6%	7%	7%	6%	6%	6%	7%	12%	12%	10%
# of Paid Off Loans (QTR)	12	11	9	13	15	14	9	14	8	14	16
% of Paid Off UPB	12%	7%	10%	9%	12%	10%	8%	10%	5%	8%	9%

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.